Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

July 13, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Southcross Energy Partners, L.P. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-180841 Filed June 4, 2012

Ladies and Gentlemen:

Set forth below are the responses of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

General

1.                                      We note your response to comment 1 in our letter dated May 17, 2012 and the related revisions in your filing.  Please revise the last bullet point on page 11 to briefly describe the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934.  Please also revise the second full risk

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July 13, 2012

factor on page 35 as it pertains to your exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Response: We have revised the Registration Statement accordingly. Please see pages 11, 35 and 36.

2.                                      We note your response to comment 6 in our letter dated May 17, 2012 and the related revisions in your filing.  Please clarify the content of the two paragraphs of text in the inside front cover page.  Currently, this text is illegible.

Response: We have revised the art work on the inside front cover page by deleting the two paragraphs of text. Please see the inside front cover page.

Prospectus Cover Page

3.                                      We note your response to comment 7 in our letter dated May 17, 2012.  Given this structuring fee was incurred “in connection with the Partnership’s initial public offering,” it appears appropriate to include this amount in the table.  Please revise.  Please see Item 501(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment but respectfully submit that the structuring fee does not fall within the scope of Item 501(b)(3) of Regulation S-K. Citigroup Global Markets Inc. (“Citigroup”) and Wells Fargo Securities, LLC (“Wells Fargo”) will receive the structuring fee for advice that they provide to the Partnership prior to and leading up to the Partnership’s initial public offering (“IPO”). We believe the advisory services are analogous to accounting and legal services that have been provided to the Partnership in connection with the IPO. In response to this comment, however, we have revised the Use of Proceeds disclosure to reflect that a portion of the net proceeds from the offering will be used to pay the structuring fee to Citigroup and Wells Fargo. Please see pages 12, 50 and F-3.

Summary, page 1

Our Growth Drivers, page 2

4.                                      We note your response to comment 12 in our letter dated May 17, 2012 and the related revisions in your filing.  With a view to facilitating investor understanding of each of your “Growth Drivers” and in an appropriate place in your filing, please provide tabular disclosure of the following:

•                  the name, region and asset/system type for each project;

•                  total cost for each project;

•                  total costs incurred for each project for the fiscal year ended December 31, 2011;

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July 13, 2012

•                  total costs expected to be incurred for each project for the year ending December 31, 2012 and the period ending June 30, 2013; and

•                  the anticipated completion date of each project.

Please include for each period both the dollar amount and the percentage of the respective total for the project.

Response:  We have revised the Registration Statement accordingly. Please see page 118.

The Offering, page 12

Use of proceeds, page 12

5.                                      We note your response to comment 15 in our letter dated May 17, 2012 that the distribution to Holdings from the borrowings under your new credit facility will be an “ordinary course” cash distribution.  Please state this in your filing in the “Use of Proceeds” section.  Please also revise your filing to state, if true, that this distribution is being made under your Partnership Agreement and provide a cross-reference to the relevant discussion of your cash distribution policy as it pertains to Holdings.

Response:  We have revised the Registration Statement to reflect that the cash distribution to Holdings is an ordinary course cash distribution. Please see pages 12 and 50. The cash distribution to Holdings will not be made pursuant to the Partnership Agreement; rather, it will be made in connection with the Recapitalization Transactions described under the caption “Recapitalization Transaction and Partnership Structure” and will be provided for in the Contribution, Conveyance and Assumption Agreement that will be filed as Exhibit 10.3.

Cash Distributions, page 13

6.                                      We note your response to comment 16 in our letter dated May 17, 2012 and the related revisions in your filing.  Please revise the Risk Factors section in the prospectus summary to include the last risk factor on page 39.

Response:  We have revised the Registration Statement accordingly. Please see page 6.

Capitalization, page 52

7.                                      We note that common equity and accumulated deficit presented in the capitalization table does not agree to common equity and accumulated deficit presented in the unaudited condensed consolidated statements of members’ equity on page F-11.  Please revise or advise.

Response:  We have revised the capitalization table to conform to the common equity and accumulated deficit amounts presented in the unaudited condensed consolidated statement of members’ equity on page F-11. Please see page 51.

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Management, page 142

Base Salary, page 148

8.                                      We note your response to comment 41 in our letter dated May 17, 2012 and the related revisions in your filing.  Your revised disclosure does not appear to clarify the percentage amount of Mr. Biegler’s base salary increase given that his 2011 and 2012 base salary figures indicate his increase was greater than approximately 60 percent.  Please clarify or revise.

Response:  Mr. Biegler’s base salary was increased in March 2011 from $185,000 to $250,000. Please see the disclosure on page 153, which reflects that Mr. Biegler’s base salary as of December 31, 2011 was $250,000. Mr. Biegler received an increase in his base salary in 2012 from $250,000 to $400,000, which is consistent with the 60% increase disclosed on page 148. The Summary Compensation Table on page 149 discloses that Mr. Biegler received $232,500 in base salary in 2011, which is due to the fact that his 2011 salary increase did not become effective until March 2011.

Security Ownership of Certain Beneficial Owners and Management, page 157

9.                                      We note your response to comment 46 in our letter dated May 17, 2012 and the related revisions in your filing.  In addition to your disclosure in the penultimate paragraph on page 157, please also include this information in your beneficial ownership table and related footnotes.  Please see Item 403(b) of Regulation S-K.

Response:  We have revised the Registration Statement accordingly. Please see page 157.

Certain Relationships and Related Party Transactions, page 159

Agreements with Affiliates, page 160

Charlesbank and Management’s Investments in Holdings, page 160

10.                                We note your response to comment 47 in our letter dated May 17, 2012 and the related revisions in your filing.  Please revise your disclosure in this section to state the names of each member of management.  As appropriate, please also provide the amounts associated with each individual’s transaction.  Your disclosure of the aggregate dollar amounts is insufficient in this regard.  Please see Item 404(a) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see pages 159 and 160.

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July 13, 2012

Consolidated Balance Sheets, page F-9

11.                                We note that in response to prior comment 14, you revised the unaudited pro forma financial statements and related footnotes.  Consistent with the guidance in SAB Topic 1B.3, please present a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds alongside your historical balance sheet in the filing.  Additionally, to the extent that the distribution exceeds the current year’s earnings, please present pro forma per share data within your historical financial statements.  We will not object if you also present this information within your separate unaudited pro forma financial statements.

Response: We have considered the guidance in SAB Topic 1B.3 as well as the related guidance in the Staff’s Financial Reporting Manual (sections 3420 and 3430).  We respectfully note that the historical financial statements included in the Form S-1 are that of Southcross Energy LLC (“Holdings”), the predecessor to the Partnership. Holdings will remain an active entity following the initial public offering and will be the holding company of the general partner and will own certain limited partner interests in the Partnership.  Holdings’ separate financial statements will not be presented in the Partnership’s future filings.  As a result, we believe the guidance in SAB Topics 1:B.1.IRQ 3, B.2 and B.3 does not directly apply to the financial statements of Holdings as that entity will not be declaring or paying the dividend.

We nonetheless considered the value of providing pro forma balance sheet information for Holdings reflecting the distribution accrual but not giving effect to the offering proceeds.  We believe that such pro forma information is not appropriate for the following reasons:  (i) the distribution accrual would be payable to Holdings itself as Holdings becomes the holding company in the offering, (ii) Holdings is not permitted under its governing documents to make the distribution prior to the redemption of the preferred units outstanding at the Holdings level, (iii) the preferred units will not be a part of the capital structure of the Partnership; therefore, reflecting a distribution accrual without giving effect to the other planned changes in capitalization does not seem appropriate, and (iv) the related pro forma earnings per unit would be calculated assuming the elimination of the preferred units as they will not be outstanding, which would be inconsistent with the pro forma balance sheet information.

We also considered the alternative of providing a pro forma balance sheet reflecting the ultimate equity structure of the Partnership, giving effect to the distribution accrual and the changes in the capitalization related to the preferred units.  This presentation would address the inconsistencies noted in clauses (iii) and (iv) above, but does not resolve the impact of the distribution accrual being payable to Holdings itself.  We note that in this presentation, pro forma equity would be greater than historical equity because the amount of the distribution will be less than the amount of the preferred units that will remain with Holdings.  As such, it does not appear that the concern raised in SAB 1B.3 regarding a material reduction of equity is applicable in our circumstances. Given that full Article 11 pro forma financial statements are provided in our filing, and the concerns raised above regarding the pro forma column on the historical balance sheet, which could be confusing to readers, we have determined that it is inappropriate to provide such information.

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July 13, 2012

We are supplementally providing the Staff two pro forma balance sheet presentations that we believe support our conclusion that such pro forma information should not be provided pursuant to SAB Topic 1B.3.

Exhibit Index

12.                                We note your response to comment 50 in our letter dated May 17, 2012 and the related revisions in your filing.  Please also file Southcross Energy LLC’s certificate of formation and limited liability company agreement, as currently in effect.  Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

Response:  We acknowledge the Staff’s comment but we do not believe that Item 601(b)(3)(i)-(ii) of Regulation S-K requires Southcross Energy LLC to file its organizational documents. Item 601(b)(3) requires a registrant to file its articles of incorporation and bylaws or the analogous documents. The Partnership is the registrant and we have provided its Certificate of Limited Partnership and Agreement of Limited Partnership. In a subsequent amendment, we will file the Partnership’s Amended and Restated Agreement of Limited Partnership, which will be the agreement that governs the rights of the Partnership’s unitholders. We do not believe it is meaningful for an investor to know the arrangement among members set forth in a parent entity’s organizational documents.

13.                                We note your response to comment 51 in our letter dated May 17, 2012 that you do not believe the existing credit facility, as amended, “is material to investors because it will be terminated at the closing of this offering…”  Because this credit facility is currently in place, it appears appropriate to file it as a material agreement. Please revise. Please see Item 601(b)(10) of Regulation S-K.

Response:  We have filed Southcross Energy LLC’s existing credit facility as Exhibit 10.4. We have revised the Exhibit Index to reflect the filing of Southcross Energy LLC’s existing credit agreement.

Securities and Exchange Commission

July 13, 2012

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its General Partner

By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

cc:	William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)